Exemption number: 82 4639

# KGHM POLSKA MIEDŹ S.A.

RECEIVED
2008 APR 22 A 9:04

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| | | | |
|---|---|---|---|
| Att: | Division of Corporation Finance | | |
| Company: | United States Securities [redacted] ission | Phone:<br>Fax: | 1 202 55 13 450<br>1 202 77 29 207 |
| From: | tact name)<br>quity<br>stor Relations | Phone: | (48 76) 747 81 30 |
| Company: | S.A. | Fax: | (48 76) 747 81 39 |
| E-mail: | | | |
| Date: | 18 April 2008 | No of sheets: | 2 |

08002065

PROCESSED
APR 24 2008
THOMSON REUTERS

Current report 23/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides information on a person appointed by a Resolution of the Supervisory Board dated 17 April 2008 to the position of President of the Management Board from 23 April 2008:

SUPPL

Mirosław Krutin (40)

Education and professional qualifications:

- higher – Wrocław University of Technology, department of Civil Engineering, specialty: concrete constructions (1994)
- Ecole Spéciale des Travaux Publics du Bâtiment et de l'Industrie in Paris, department conducteur des travaux
- Post-graduate studies at the Ecole Française de Génie des Systemes Industriels (French School of Industrial Management Systems) in Wrocław under the patronage of Ecole Central Paris
- Specialty courses, e.g. for stock brokers, business plan and controlling specialists, and on managing company value, also utilising NLP

Positions held and professional career:

| | |
|---|---|
| 13.06.2002–22.04.2008 | - President of the Management Board, General Director of PCC Rokita SA |
| 28.12.2006–22.04.2008 | - President of the Management Board of „Rokita-Agro"SA |
| 28.10.2003–12.05.2004 | - President of the Management Board of „Rokita-Agro"SA |
| 09.07.2000–09.07.2002 | - President of the Management Board, General Director of „Rokita-Agro" SA |
| 07.12.1998–30.09.2000 | - Director of the Pesticides Complex of „ROKITA" SA |
| 07.04.1998–05.09.1998 | - acting Director of the Equity Investments Office |
| 26.05.1997–06.12.1998 | - Assistant General Director of „ROKITA" SA |
| 15.07.1996–25.05.1997 | - Head of the Capital Market Office of „ROKITA" SA |
| 01.03.1995–14.07.1996 | - Privatisation Specilist in the Ownership Transformation Office of „ROKITA" SA |
| 06.09.1994–28.02.1995 | - Trainee in the Ownership Transformation Office of „ROKITA" SA |

4/23

Exemption number: 82 4639

He is not engaged in activities outside of KGHM Polska Miedź S.A. which are competitive with the activities of KGHM Polska Miedź S.A. He is not partner in a civil or other type of a company which is competitive with KGHM Polska Miedź S.A. He is not a member of a body of a capital company which is competitive with KGHM Polska Miedź S.A. He does not participate in any other legal entity as a member of its body.
He is not listed in the Register of Insolvent Debtors maintained on the basis of the National Court Register law.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

WICEPREZES ZARZĄDU
*Stanisław Kot*

Exemption number: 82 4639

# KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| | | | |
|---|---|---|---|
| Att: | Division of Corporation Finance | | |
| Company: | United States Securities and Exchange Commission | Phone:<br>Fax: | 1 202 55 13 450<br>1 202 77 29 207 |
| From: | Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations | Phone: | (48 76) 747 81 30 |
| Company: | KGHM Polska Miedź S.A. | Fax: | (48 76) 747 81 39 |
| E-mail: | | | |
| Date: | 22 April 2008 | No of sheets: | 1 |

Current report 24/2008

The Management Board of KGHM Polska Miedź S.A. announces a change in the date of publication of the consolidated quarterly report for Q1 2008 which contains quarterly financial information as described in § 87 sec. 1 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities. The report will be published on 9 May 2008.

Legal basis: § 100 sec. 2 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 No. 209, item 1744)

RECEIVED
2008 APR 22 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

WICEPREZES ZARZĄDU
Marek Fusiński

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

Exemption number: 82 4639

# KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| | | | |
|---|---|---|---|
| *Att:* | Division of Corporation Finance<br>Office of International Corporate Finance | | |
| *Company:* | United States Securities<br>and Exchange Commission | *Fax:* | *1 202 772 92 07* |
| *From:* | Leszek Mierzwa (contact name)<br>Executive Director, Equity Supervision<br>and Investor Relations | *Phone:* | *(48 76) 747 81 30* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 747 81 39* |
| *E-mail:* | | | |
| *Date:* | *22 April 2008* | *No of sheets:* | *5* |

NI/22/2008

In accordance with §86 section 2 of the Decree of the Minister of Finance dated October 19, 2005 - Journal of Law No 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Consolidated Annual Report for 2007.

Herein, are presented only the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Consolidated Annual Report for 2007 by express mail shortly.

RECEIVED
2008 APR 22 A 9:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sincerely

WICEPREZES ZARZĄDU
*Marek Fusiński*

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

(amounts in tables in thousand PLN, unless otherwise stated)



**Consolidated balance sheet**

| | Note | At 31 December 2007 | At 31 December 2006 |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 7 | 6 614 352 | 6 052 286 |
| Intangible assets | 8 | 119 231 | 126 014 |
| Investment property | 9 | 16 517 | 18 853 |
| Investments in associates | 10 | 690 096 | 690 074 |
| Deferred tax assets | 23 | 320 506 | 388 468 |
| Available-for-sale financial assets | 11 | 47 155 | 92 932 |
| Held-to-maturity investments | 12 | 41 | 44 |
| Derivative financial instruments | 13 | 33 395 | 17 016 |
| Trade and other receivables | 14 | 47 071 | 17 175 |
| | | **7 888 364** | **7 402 862** |
| **Current assets** | | | |
| Inventories | 15 | 1 744 495 | 1 768 750 |
| Trade and other receivables | 14 | 925 367 | 1 404 644 |
| Current corporate tax receivables | | 7 377 | 4 860 |
| Held-to-maturity investments | 12 | - | 19 070 |
| Derivative financial instruments | 13 | 81 622 | 282 045 |
| Cash and cash equivalents | 16 | 2 812 096 | 2 321 131 |
| | | **5 570 957** | **5 800 500** |
| **Non-current assets held for sale** | 26 | **184** | **24 507** |
| **TOTAL ASSETS** | | **13 459 505** | **13 227 869** |
| **Equity and liabilities** | | | |
| **EQUITY** | | | |
| **Equity attributable to shareholders of the Parent Entity** | | | |
| Share capital | 17 | 2 000 000 | 2 000 000 |
| Other reserves | 18 | 13 118 | (431 161) |
| Retained earnings | | 7 440 870 | 6 900 311 |
| | | **9 453 988** | **8 469 150** |
| **Minority interest** | | **47 621** | **44 762** |
| **TOTAL EQUITY** | | **9 501 609** | **8 513 912** |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Trade and other payables | 20 | 24 762 | 16 739 |
| Borrowings and finance lease liabilities | 21 | 162 909 | 150 568 |
| Derivative financial instruments | 13 | 3 087 | 1 486 |
| Deferred tax liabilities | 23 | 29 804 | 26 538 |
| Liabilities due to employee benefits | 24 | 919 923 | 864 950 |
| Provisions for other liabilities and charges | 25 | 570 327 | 493 009 |
| | | **1 710 812** | **1 553 290** |
| **Current liabilities** | | | |
| Trade and other payables | 20 | 1 602 513 | 1 711 160 |
| Borrowings and finance lease liabilities | 21 | 113 201 | 54 756 |
| Current corporate tax liabilities | | 343 377 | 402 842 |
| Derivative financial instruments | 13 | 14 335 | 837 103 |
| Liabilities due to employee benefits | 24 | 77 402 | 72 603 |
| Provisions for other liabilities and charges | 25 | 96 256 | 78 901 |
| | | **2 247 084** | **3 157 365** |
| **TOTAL LIABILITIES** | | **3 957 896** | **4 710 655** |
| **Liabilities associated with non-current assets held for sale** | 26 | **-** | **3 302** |
| **TOTAL EQUITY AND LIABILITIES** | | **13 459 505** | **13 227 869** |

(amounts in tables in thousand PLN, unless otherwise stated)

**Consolidated income statement**

| | Note | For the period from 1 January 2007 to 31 December 2007 | from 1 January 2006 to 31 December 2006 |
|---|---|---|---|
| Sales | 28 | 13 494 128 | 12 862 899 |
| Cost of sales | 29 | (7 578 224) | (7 760 218) |
| **Gross profit** | | **5 915 904** | **5 102 681** |
| Selling costs | 29 | (210 044) | (193 001) |
| Administrative expenses | 29 | (737 874) | (697 242) |
| Other operating income | 31 | 243 460 | 173 956 |
| Other operating costs | 32 | (684 493) | (363 459) |
| **Operating profit** | | **4 526 953** | **4 022 935** |
| Finance costs - net | 33 | (35 159) | (27 102) |
| Share of profits of associates accounted for using the equity method | 36 | 265 093 | 220 780 |
| **Profit before income tax** | | **4 756 887** | **4 216 613** |
| Income tax expense | 37 | (821 371) | (737 233) |
| **Profit for the period** | | **3 935 516** | **3 479 380** |
| **attributable to:** | | | |
| shareholders of the Parent Entity | | 3 934 559 | 3 479 183 |
| minority interest | | 957 | 197 |
| | | **3 935 516** | **3 479 380** |
| **Earnings per share attributable to the shareholders of the Parent Entity during the period** (PLN per share) | 38 | | |
| - basic | | 19.67 | 17.40 |
| - diluted | | 19.67 | 17.40 |

(amounts in tables in thousand PLN, unless otherwise stated)

**Consolidated statement of changes in equity**

| | Note | Attributable to shareholders of the Parent Entity | | | Attributable to minority interest | Total equity |
|---|---|---|---|---|---|---|
| | | Share capital | Other reserves | Retained earnings | | |
| **At 1 January 2006 as previously stated** | | **2 000 000** | **(796 342)** | **5 139 032** | **14 631** | **6 357 321** |
| **Prior period errors** | **3** | **-** | **-** | **282 096** | **37** | **282 133** |
| **At 1 January 2006** | | **2 000 000** | **(796 342)** | **5 421 128** | **14 668** | **6 639 454** |
| Impact of cash flow hedging valuation | 35.1.9 | - | 467 185 | - | - | 467 185 |
| Fair value losses on available-for-sale financial assets | | - | (7 071) | - | - | (7 071) |
| Deferred tax | 23 | - | (94 933) | - | - | (94 933) |
| **Total income/(expenses) recognised directly in equity** | | **-** | **365 181** | **-** | **-** | **365 181** |
| Profit for the period | | - | - | 3 479 183 | 197 | 3 479 380 |
| **Total recognised income/(expenses)** | | **-** | **365 181** | **3 479 183** | **197** | **3 844 561** |
| Dividend for 2005 | 39 | - | - | (2 000 000) | - | (2 000 000) |
| Transactions with minority interest | | - | - | - | 29 897 | 29 897 |
| **At 31 December 2006** | | **2 000 000** | **(431 161)** | **6 900 311** | **44 762** | **8 513 912** |
| **At 1 January 2007 as previously stated** | | **2 000 000** | **(431 161)** | **6 648 838** | **44 725** | **8 262 402** |
| **Prior period errors** | **3** | **-** | **-** | **251 473** | **37** | **251 510** |
| **At 1 January 2007** | | **2 000 000** | **(431 161)** | **6 900 311** | **44 762** | **8 513 912** |
| Impact of cash flow hedging valuation | 35.1.9 | - | 567 423 | - | - | 567 423 |
| Fair value losses on available-for-sale financial assets | | - | (6 727) | - | - | (6 727) |
| Deferred tax | 23 | - | (116 417) | - | - | (116 417) |
| **Total income/(expenses) recognised directly in equity** | | **-** | **444 279** | **-** | **-** | **444 279** |
| Profit for the period | | - | - | 3 934 559 | 957 | 3 935 516 |
| **Total recognised income/(expenses)** | | **-** | **444 279** | **3 934 559** | **957** | **4 381 697** |
| Dividend for 2006 | 39 | - | - | (3 394 000) | - | (3 394 000) |
| Transactions with minority interest | 19 | - | - | - | 1 902 | 1 902 |
| **At 31 December 2007** | | **2 000 000** | **13 118** | **7 440 870** | **47 621** | **9 501 609** |

(amounts in tables in thousand PLN, unless otherwise stated)



## Consolidated cash flow statement

| | Note | For the period from 1 January 2007 to 31 December 2007 | from 1 January 2006 to 31 December 2006 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Cash generated from operating activities | 40 | 5 597 215 | 3 616 516 |
| Income tax paid | | (928 810) | (798 599) |
| **Net cash generated from operating activities** | | **4 668 405** | **2 817 917** |
| **Cash flow from investing activities** | | | |
| Purchase of a subsidiary, less acquired cash and cash equivalents | | (724) | (4 807) |
| Purchase of property, plant and equipment and intangible assets | | (1 182 361) | (891 935) |
| Proceeds from sale of property, plant and equipment and intangible assets | 40 | 20 001 | 5 527 |
| Proceeds from sale of investment property | | 35 924 | - |
| Purchase of held-to-maturity investments | | (278 024) | (82 670) |
| Proceeds from sale of held-to-maturity investments | | 297 875 | 63 873 |
| Purchase of available-for-sale financial assets | | (210 123) | (50 300) |
| Proceeds from sale of available-for-sale financial assets | | 267 412 | 21 813 |
| Repayments of granted loans | | 305 | - |
| Interest received | | 867 | 1 348 |
| Dividends received | | 265 468 | 462 209 |
| Other investment (expenses)/proceeds | | (16 004) | 1 596 |
| **Net cash used in investing activities** | | **(799 384)** | **(473 346)** |
| **Cash flow from financing activities** | | | |
| Expenses connected with transactions with minority interest | | 546 | 28 873 |
| Proceeds from loans and borrowings | | 89 733 | 156 856 |
| Repayments of loans and borrowings | | (17 166) | (54 783) |
| Interest paid | | (9 059) | (6 576) |
| Dividends paid | | (3 394 000) | (2 000 000) |
| Payments of liabilities due to finance leases | | (5 501) | (4 228) |
| Other finance expenses | | - | (656) |
| **Net cash used in financing activities** | | **(3 335 447)** | **(1 880 514)** |
| **Total net cash flow** | | **533 574** | **464 057** |
| Exchange gains/(losses) on cash and cash equivalents | | (42 609) | 15 093 |
| **Movements in cash and cash equivalents** | | **490 965** | **479 150** |
| **Cash and cash equivalents at beginning of the period** | 16 | **2 321 131** | 1 841 981 |
| **Cash and cash equivalents at end of the period** | 16 | **2 812 096** | **2 321 131** |
| including restricted cash and cash equivalents | | 2 808 | 1 043 |



END